UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Danaos Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

Y1968P 10 5

(CUSIP Number)

April 30, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y1968P 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Avignon International Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Liberia

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 8,108,109 shares of Common Stock

	6.	Shared Voting Power 0 shares of Common Stock

	7.	Sole Dispositive Power 8,108,109 shares of Common Stock

	8.	Shared Dispositive Power 0 shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,108,109 shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.4%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. Y1968P 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Amalia Koustas

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Greece

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 8,108,109 shares of Common Stock

	6.	Shared Voting Power 0 shares of Common Stock

	7.	Sole Dispositive Power 8,108,109 shares of Common Stock

	8.	Shared Dispositive Power 0 shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,108,109 shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.4%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. Y1968P 10 5

Item 1.
	(a)	Name of Issuer Danaos Corporation
	(b)	Address of Issuer’s Principal Executive Offices c/o Danaos Shipping Co. Ltd. 14 Akti Kondyli 185 45 Piraeus Greece

Item 2.
(a)

Name of Person Filing
This statement is being filed pursuant to a Joint Filing Agreement (attached as Exhibit 1 and incorporated herein by reference) between (i) Avignon International Corporation and (ii) Amalia Koustas (sometimes collectively referred to as the “Reporting Persons”).  Mrs. Koustas is a Greek citizen.  Avignon International Corporation is a Liberian company.

	(b)	Address of Principal Business Office or, if none, Residence Avignon International Corporation 80 Broad Street, Monrovia, Liberia Amalia Koustas c/o 14 Akti Kondyli 185 45 Piraeus Greece
	(c)	Citizenship See Item 2(a) above.
	(d)	Title of Class of Securities Common Stock, par value $0.01 per share (the “Common Stock”)
	(e)	CUSIP Number Y1968P 10 5

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not applicable.

CUSIP No. Y1968P 10 5

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The following information is provided as of May 1, 2013:

Avignon International Corporation is the owner of 8,108,019 shares of Common Stock.  Avignon International Corporation has sole voting and dispositive control over these 8,108,109 shares of Common Stock.  On April 30, 2013, Dimitrios Koustas transferred control of Avignon International Corporation to his wife, Amalia Koustas.  Amalia Koustas controls Avignon International Corporation, of which she is the sole stockholder, and, accordingly, she may be deemed to beneficially own these 8,108,109 shares of Common Stock.

The following sets forth in tabular format the share ownership as to each of the Reporting Persons:

(a) Amount beneficially owned: 8,108,109 shares of Common Stock
(b) Percent of class: 7.4%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 8,108,109 shares of Common Stock
(ii) Shared power to vote or to direct the vote 0 shares of Common Stock
(iii) Sole power to dispose or to direct the disposition of 8,108,109 shares of Common Stock
(iv) Shared power to dispose or to direct the disposition of 0 shares of Common Stock

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
The 8,108,109 shares of Common Stock are held by Avignon International Corporation

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

[The remainder of this page intentionally left blank.]

CUSIP No. Y1968P 10 5

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 1, 2013

AVIGNON INTERNATIONAL CORPORATION

By:	/s/ Amalia Koustas
Name: Amalia Koustas
Title: President

/s/ Amalia Koustas
Amalia Koustas

Exhibit 1

JOINT FILING AGREEMENT

JOINT FILING AGREEMENT, dated as of the 1st day of May, 2013, between Amalia Koustas and Avignon International Corporation (collectively, the “Joint Filers”).

WHEREAS, pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the parties hereto desire to satisfy any filing obligation under Section 13(d) of the Exchange Act by a single joint filing;

NOW, THEREFORE, in consideration of the premises and the mutual covenants herein contained, the Joint Filers hereby agree and represent as follows:

1.                                      Schedule 13G with respect to the Common Stock, par value $0.01 per share, of Danaos Corporation (to which this Joint Filing Agreement is an exhibit) is filed on behalf of each of the Joint Filers.

2.                                      Each of the Joint Filers is eligible to use Schedule 13G for the filing of information therein contained.

3.                                      Each of the Joint Filers is responsible for the timely filing of Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein, provided that each such person is not responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

[The remainder of this page intentionally left blank.]

IN WITNESS WHEREOF, the undersigned have caused this Joint Filing Agreement to be duly executed and delivered as of the date first written above.

AVIGNON INTERNATIONAL CORPORATION

By:	/s/ Amalia Koustas
Name: Amalia Koustas
Title: President

By:	/s/ Amalia Koustas
Name: Amalia Koustas